Exhibit 99.1

NANO DIMENSION LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual and Extraordinary General Meeting (the “Meeting”) of Shareholders of Nano Dimension Ltd. (the “Company”) will be held at the offices of the Company’s counsel Zysman, Aharoni, Gayer & Co. at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, on July 3, 2019, at 12:00 p.m. Israel time.

The Company is a Dual Company, as such term is defined in the Israeli Companies Regulations (Relief for Public Companies Traded on Stock Markets Outside of Israel), 5760 – 2000.

The Meeting is being called for the following purposes:

1.	Discussion regarding the Company’s financial statements for the fiscal year ended December 31, 2018;

2.	To approve the appointment of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International, as the Company’s independent registered public accounting firm for the year ending December 31, 2018, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation;

3.	To re-elect the currently serving directors of the Company;

4.	To approve the Amended Employee Stock Option Plan (2015) for U.S. tax purposes;

5.	To approve an amendment to the annual cash retainer of certain directors;

6.	To approve a grant of options to certain directors; and

7.	To approve a grant of options to Mr. Amit Dror, the Company’s CEO and director.

The Board of Directors unanimously recommends that you vote in favor of all of the proposals, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on June 5, 2019 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote in their stead at the Meeting (as detailed below).

Each of Proposals No. 1, 2, 3 and 5 to be presented at the Meeting requires a Simple Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting. Each of Proposals No. 4 and 6 requires a Special Majority, as defined in the Proxy Statement herein, of votes in person or by proxy at the Meeting.

A form of proxy for use at the Meeting is attached to the Proxy Statement, and a voting instruction form, together with a return envelope, will be sent to holders of American Depositary Shares representing the Company’s Ordinary Shares (“ADS”). By appointing “proxies,” shareholders and ADS holders may vote at the Meeting whether or not they attend. If a properly executed proxy in the attached form is received by the Company at least 4 hours prior to the Meeting, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the form. ADS holders should return their voting instruction form by the date set forth therein. Subject to applicable law, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a “FOR.” Shareholders and ADS holders may revoke their proxies or voting instruction form (as applicable) at any time before the deadline for receipt of proxies or voting instruction form (as applicable) by filing with the Company (in the case of holders of Ordinary Shares) or with the Bank of New York Mellon (in the case of holders of ADSs) a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date.

Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may also vote through the attached proxy by completing, dating, signing and mailing the proxy to the Company’s offices no later than July 3, 2019, at 8:00 a.m. Israel time. Shareholders registered in the Company’s shareholders register in Israel and shareholders who hold Ordinary Shares through members of the Tel-Aviv Stock Exchange who vote their Ordinary Shares by proxy must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. Shareholders who hold shares through members of the Tel Aviv Stock Exchange and intend to vote their Ordinary Shares either in person or by proxy must deliver the Company, no later than July 3, 2019, at 8:00 a.m. Israel time, an ownership certificate confirming their ownership of the Company’s Ordinary Shares on the Record Date, which certificate must be approved by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting), 5760 – 2000, as amended. Alternatively, shareholders who hold Ordinary Shares through members of the Tel Aviv Stock Exchange may vote electronically via the electronic voting system of the Israel Securities Authority up to six hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the Tel Aviv Stock Exchange member through which you hold your Ordinary Shares.

ADS holders should return their proxies by the date set forth on their voting instruction card.

If you are a beneficial owner of shares registered in the name of a member of the Tel Aviv Stock Exchange and you wish to vote, either by appointing a proxy, or in person by attending the Meeting, you must deliver to us a proof of ownership in accordance with the Israeli Companies Law and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760 - 2000. Detailed voting instructions are provided in the Proxy Statement.

Sincerely,

Avi Reichental

Chairman of the Board of Directors

May 29, 2019

NANO DIMENSION LTD.

NESS-ZIONA, ISRAEL

PROXY STATEMENT

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

July 3, 2019

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of Nano Dimension Ltd. (the “Company”) for use at the Company’s Annual and Extraordinary General Meeting of Shareholders (the “Meeting”) to be held on July 3, 2019, at 12:00 p.m. Israel time, or at any adjournment or postponement thereof. Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, par value New Israeli Shekels 0.1 each, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposals described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the adjourned meeting shall be held on the same day, July 3, 2019 at 1:30 p.m. Israel time. If a quorum is not present at the adjourned meeting within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matter for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5799-1999 (the “Israeli Companies Law”), Proposals No. 1, 2 and 3 described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to such proposal (a “Simple Majority”).

Pursuant to the Israeli Companies Law, Proposals No. 4 and 5 described hereinafter requires the affirmative vote of at least a majority of the votes of shareholders present and voting, provided that either (i) such a majority includes at least the majority of the votes of shareholders who (a) are not controlling shareholders of the Company and (b) do not have personal interest in the approval of the proposal (abstentions will not be taken into account); or (ii) the total number of votes against such proposal among the shareholders mentioned in clause (i) above does not exceed two percent (2%) of the total voting rights in the Company (a “Special Majority”).

For this purpose, “personal interest” is defined under the Israeli Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card whether or not you are a controlling shareholder of the Company, or acting on its behalf, and whether you have a personal interest in the approval of the proposal as provided above. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal for which you failed to provide notification.

DISCUSSION OF THE COMPANY’S FINANCIAL STATEMENTS FOR THE YEAR ENDED

DECEMBER 31, 2018 AND ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2018

Pursuant to the Israeli Companies Law, the Company is required to present the Company’s audited financial statements for the year ended December 31, 2018, to the Company’s shareholders. The financial statements are available on the Company’s website at the following address:
http://investors.nano-di.com/Cache/1500118356.PDF?O=PDF&T=&Y=&D=&FID=1500118356&iid=4668794

The contents of the Company’s website are not part of this proxy.

At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company’s audited consolidated financial statements for the year ended December 31, 2018.

This agenda item will not involve a vote by the shareholders, and accordingly there is no proposed resolution.

PROPOSAL 1

APPOINTMENT OF SOMEKH CHAIKIN, CERTIFIED PUBLIC ACCOUNTANTS

(ISRAEL), A MEMBER OF KPMG INTERNATIONAL, AS INDEPENDENT PUBLIC

ACCOUNTANTS OF THE COMPANY

Under the Israeli Companies Law, the appointment of independent public accountants requires the approval of the shareholders of the Company.

The Board of Directors has authorized and approved the appointment of the accounting firm of Somekh Chaikin, Certified Public Accountants (Israel), a member of KPMG International (“Somekh Chaikin”), as the Company’s independent registered public accounting firm for the year ending December 31, 2019, and until the next annual general meeting, and authorized the Company’s Board of Directors to determine their compensation.

The Board of Directors believes that the appointment of Somekh Chaikin as the independent public accountants of the Company is appropriate and in the best interest of the Company and its shareholders.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to appoint Somekh Chaikin as the Company’s independent registered public accounting firm for the year ending December 31, 2019, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation.”

The appointment of Somekh Chaikin requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 2

RE-ELECTION OF DIRECTORS

The Board of Directors has nominated Mr. Simon Anthony-Fried, Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Amit Dror, Mr. Roni Kleinfeld, Mr. Avraham Nahmias, Mr. Avi Reichental, and Mr. Eliyahu (Eli) Yoresh for re-appointment as directors to serve for an additional term commencing on the date of the Meeting, and until the next annual general meeting.

As required by the Israeli Companies Law and the regulations promulgated thereunder, each director candidate has attested to the Board of Directors and the Company that he meets all the requirements in connection with the appointment of directors of publicly traded companies. As required by the Israeli Companies Law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

All director candidates will continue to be party to that certain indemnification agreement and exemption agreement with the Company in the forms of indemnification letter and exemption letter previously approved by the shareholders on December 26, 2016, or an indemnification or exemption letter as approved by the shareholders from time to time, and shall continue to be insured under the Company’s directors and officers insurance coverage which provides coverage for all directors of the Company.

In addition, in the event that Proposal No. 5 below is not adopted by the shareholders, Mr. Avi Reichental shall be entitled to continue to receive his current compensation as a director of the company, which is $10,000 per month, as was previously approved.

In addition, in the event that Proposal No. 4 below is not adopted by the shareholders, each of Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Roni Kleinfeld, Mr. Avraham Nahmias and Mr. Eliyahu (Eli) Yoresh shall be entitled to the “Fixed Amount” compensation as set forth in the Companies Regulations (Rules regarding Compensation and Expenses of an Outside Director), 5760-2000, and the Companies Regulations (Exemptions Regarding Companies Traded on Foreign Stock Exchanges), 5760-20001.

Biographical information about each of the candidates is provided below.

Mr. Simon Anthony-Fried

Mr. Simon Fried has served as our Chief Business Officer and director since August 2014. In January 2018 Mr. Fried relocated to California, and was appointed as the President of our wholly-owned subsidiary, Nano Dimension USA Inc. Mr. Fried was a co-founder of Diesse Solutions Ltd., a project management, risk and marketing consultancy, and served as its Chief Executive Officer from 2004 to 2014. He has worked as a risk management and corporate governance consultant to the Financial Services Authority in the United Kingdom and as a senior strategy consultant at Monitor Company, a Boston based boutique strategy consulting firm. Mr. Fried has a background that covers marketing and sales strategy, management, business development, financial services regulation, fundraising and c-suite consulting. Mr. Fried has worked extensively on global projects in both the B2B and B2C markets driving significant strategic change to global marketing organizations. He also currently serves as a director of the Milk & Honey Distillery Ltd. Mr. Fried holds a B.Sc. in Experimental Psychology from University College London, an M.Sc. in Judgment and Risk from Oxford University and an M.B.A. from SDA Bocconi in Milan.

Mr. Ofir Baharav

Mr. Ofir Baharav has served on our board of directors since November 2015. Mr. Baharav is currently managing Stratus Venture Group. Mr. Baharav is a seasoned global executive with extensive experience in the United States, Israel, Japan, Europe and China. He has held executive and board level management positions in private and public high-tech companies that operate Internet, semiconductors, 3D printing and security businesses. Mr. Baharav was the Vice President, Products of Stratasys from 2014 to 2015, the Founder and Chief Executive Officer of XJet Solar from 2007 to 2014, Executive Vice President, Products of Credence among other roles, (Nasdaq: CMOS) from 2003 to 2007, President of Optonics 2001 to 2003 (sold to Credence), and Founder and President of RelayHealth Corporation (acquired by McKesson (Nasdaq: MCK)) from 1998 to 2001. Mr. Baharav serves on the boards of RealConnex, NRG Innovations and Breezer Cooling. Mr. Baharav holds an M.B.A from Warwick Business School UK.

Ms. Irit Ben-Ami

Ms. Irit Ben-Ami has served on our board of directors since November 2012. Ms. Ben-Ami is a member of the Institute of Certified Public Accountants in Israel as well as of the Israel Bar Association. Ms. Ben-Ami founded the law office of Pitaro-Ben Ami in 2007 and was a partner there until 2009. Ms. Ben-Ami currently serves as member of the board of directors of several public companies, including Medivie Therapeutic Ltd. (TASE: MDVI) since 2014, and Together Startup Network Ltd. (TASE: TGTR) since 2016. Ms. Ben-Ami holds a Bachelor’s degree (cum laude) in Law (LL.B.) from Sha’arei Mishpat College, a B.A. (with honors) in Economics and Accounting from Haifa University, an M.A. in Health Systems Management (M.H.A.) from Ben Gurion University and an LL.M in law from the Interdisciplinary Center in Herzelia (IDC). Ms. Ben-Ami was engaged in the past in academic aspects of labor law and corporate law as a practitioner at Bar Ilan University, Ben Gurion University and at the Sha’arei Mishpat College.

Mr. Amit Dror

Mr. Amit Dror served as our Chief Executive Officer and director since August 2014. Mr. Dror co-founded Eternegy Ltd. in 2010 and served as its Chief Executive Officer and a director from 2010 to 2013. Mr. Dror also co-founded the Milk & Honey Distillery Ltd. in 2012. He developed vast experience in project, account and sales management across a range of roles at ECI Telecom Ltd., Comverse Technology, Inc., Eternegy Ltd. and Milk & Honey Distillery Ltd. Mr. Dror has a background that covers technology management, software, business development, fundraising and complex project execution. Mr. Dror is a Merage Institute Graduate.

1 Mr. Simon Anthony Fried shall continue to receive his current compensation as an officer of the Company and is not entitled to any compensation as a director.

Mr. Roni Kleinfeld

Mr. Roni Kleinfeld has served on our board of directors since November 2012. He has over 25 year experience as a chief executive officer in public and private companies. He was the chief executive officer of Maariv Holdings Ltd. from 1993 to 2002, the chief executive officer of Hed Artzi Records Ltd. from 2002 to 2007, the CEO of Maariv- Modiin Publishing House Ltd. from 2007 to 2010, and the chief executive officer of OMI Ltd. from 2010 to 2011. Mr. Kleinfeld has also served as director of many companies over the past ten years, including: Excite Ltd. from April 2007 to April 2011, Makpel Ltd. from July 2007 to March 2010, Elbit Imaging Ltd. (Nasdaq: EMITF) since May 2010, Elran Ltd. from July 2010 to November 2016, Dancher Ltd. from April 2012 to January 2014, Mendelson Ltd. from 2012 to December 2016, White Smoke Ltd. since June 2012, Edri – El Ltd. since July 2015 and Cofix Group Ltd. since April 2015, and Luzon Group since January 2017. Mr. Kleinfeld has a B.A. in economics from the Hebrew University in Jerusalem.

Mr. Abraham Nahmias

Mr. Abraham Nahmias has served on our board of directors since August 2014. Mr. Nahmias has been a managing partner of the Nahmias Grinberg Shachar C.P.A (Isr.) since 1985. He currently serves as a director in the following companies: Threecopper Ltd. (since 2010), Allium Medical Solutions Ltd. (Chairman) (since 2014), Eviation aircraft Ltd. (since 2016), Trueleaf Ltd. (since 2016), Allevetix Ltd. (since 2016), and Cellect Biomed Ltd. (since July 2014). Mr. Nahmias has a B.A. in Economy and Accountancy from the Tel Aviv University and is a certified public accountant in Israel.

Mr. Avi Reichental

Mr. Avi Reichental has served on our board of directors since April 2017, as our co-Chairman since December 2017 and as Chairman since December 2018. Mr. Reichental has served as a general partner at OurCrowd First since August 2016. In 2015, Mr. Reichental founded XponentialWorks, Inc., and has served as its chairman and chief executive officer since that time. Prior to that, and from 2003 to 2015, Mr. Reichental served as the president, chief executive officer and director of 3D Systems Corp. (NYSE:DDD). From 1981 to 2003, Mr. Reichental held senior executive leadership positions with Sealed Air Corp. (NYSE:SEE). Since 2015, Mr. Reichental has served as a director of Harman International Industries Inc. (NYSE: HAR). Mr. Reichental is also founder and chairman of Centaur, ElasticMedia, and Nexa3D. Mr. Reichental is part of Singularity University’s core faculty, serves as a Trustee of Cooper-Hewitt Smithsonian’s Design Museum and is a member of the XPRIZE Innovation Board. Mr. Reichental served on the board of Harman until its successful sale to Samsung. Mr. Reichental is an active inventor and has co-invented 35 patents. Mr. Reichental is also a Vice Chairman of Techniplas.

Mr. Eliyahu (Eli) Yoresh

Mr. Eli Yoresh has served on our board of directors since April 2014. Mr. Yoresh is a seasoned executive with 20 years of executive and financial management experience, mainly, with companies from the financial, technology and industrial sectors. Since October 2010, Mr. Yoresh has served as a director and Chief Financial Officer at Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX). Since September 2018, Mr. Yoresh serves as a director at Medigus Ltd. (Nasdaq and TASE: MDGS). Mr. Yoresh served as the Chief Executive Officer of Tomcar Global Holdings Ltd., a global manufacturer of off-road vehicles, from 2005 to 2008. Mr. Yoresh served as the Chairman of both Gefen Biomed investments Ltd. (TASE: GEFEN) from April 2013 to July 2015 and Zmicha Investment House Ltd. (TASE: TZMI-M) from February 2013 to July 2015. Mr. Yoresh holds a B.A. in Business Administration from the College of Management in Israel and an M.A. in Law from Bar-Ilan University in Israel. Mr. Yoresh is a Certified Public Accountant in Israel.

The shareholders of the Company will be requested to adopt the following resolution at the Meeting:

“RESOLVED, to re-appoint Mr. Simon Anthony-Fried, Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Amit Dror, Mr. Roni Kleinfeld, Mr. Avraham Nahmias, Mr. Avi Reichental, and Mr. Eliyahu Yoresh as directors of the Company until the next annual general meeting or until they cease to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier, and to approve their compensation terms, as set forth in Proposal No. 2 of the Proxy Statement.”

The election of each director shall be voted upon separately.

The appointment of all director candidates, as mention above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 3

APPROVAL OF THE COMPANY’S EMPLOYEE STOCK OPTION PLAN (2015)

FOR U.S. TAX PURPOSES

Generally, the Company is not required by the Israeli Companies Law or otherwise under applicable Israeli law, to approve the adoption or amendment of plans for the equity compensation of its employees, directors and other parties. However, in order for the Company to issue options that qualify as incentive stock options (“ISO”) under the U.S. Internal Revenue Code, the Company’s shareholders are required to approve the equity plan that allows for such issuance. At the Meeting, shareholders will be asked to approve the Nano Dimension Ltd. Employee Stock Option Plan (2015) (the “Plan”), as amended to include an addendum that allows for the issuance of ISOs.

The Plan permits the issuance of options and restricted stock units, which are rights to be issued a stated number of shares upon completion of a specified vesting term and payment of the par value of such shares.

The Plan, including the addendum that allows for the issuance of ISOs, is attached as Exhibit A hereto.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the Nano Dimension Ltd. Employee Stock Option Plan (2015), as set forth in Exhibit A to the Proxy Statement.”

The approval of the above proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 4

APPROVAL OF AN AMENDMENT TO THE ANNUAL CASH RETAINER OF CERTAIN DIRECTORS

On May 14, 2019, the Company’s compensation committee (the “Compensation Committee”) and the Board of Directors approved, and recommend to the Company’s shareholders that the compensation of Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Roni Kleinfeld, Mr. Avraham Nahmias and Mr. Eliyahu Yoresh (the “Eligible Directors”), shall be amended to an annual cash retainer in the amount of $20,000 (the “Annual Cash Retainer”)2. The Annual Cash Retainer was determined, among others, upon the advice of an external compensation consultant engaged by the Compensation Committee and the Board of Directors specifically for this purpose, and upon certain benchmark analysis performed by such compensation consultant (the “Consultant” and the “Benchmarks,” respectively). The Compensation Committee and the Board of Directors have noted that the Annual Cash Retainer exceeds the limitations of the Company’s Amended and Restated Executive Officers Compensation Policy, which was approved by the Company’s shareholders on December 26, 2018 (the “Policy”). Accordingly, the Compensation Committee and the Board of Directors have considered all relevant considerations and discussed all matters required under the Israeli Companies Law and the regulations promulgated thereunder, and have resolved to approve the Annual Cash Retainer for the following reasons:

●	Recognizing that the Company is a dual-listed company and will continue to recruit directors to its Board of Directors from various geographies, the Company decided to consider establishing a board of director compensation program that is more globally competitive.

●	Pursuant to the Benchmark analysis performed by the Consultant, the Company’s current total compensation for standard Board of Director service is positioned below the 25th percentile of the Company’s peer group, driven by a cash retainer below the 25th percentile and no annual equity grant.

●	Pursuant to the Benchmark analysis performed by the Consultant, the Company’s suggested total compensation for standard Board of Director service is positioned below the 25th percentile of the Company’s peer group, driven by an annual cash retainer of $20,000 and an equity grant, which is in accordance with the Policy.

●	The suggested Annual Cash Retainer to the Eligible Directors includes a fixed component, reflecting the contribution of each of the Eligible Directors to the Company within the scope of the services given to the Company.

●	The Annual Cash Retainer value was determined while taking into consideration the scope of responsibility of the Eligible Directors and their contribution to the Company’s growth.

●	The Annual Cash Retainer to the Eligible Directors was approved while considering numerous factors, including, among others, external and internal benchmark analysis, and all relevant considerations set forth in the Israeli Companies Law

Accordingly, the Compensation Committee and Board of Directors determined that granting Annual Cash Retainer to the Eligible Directors, exceeding the limitations of the Policy is necessary and in the Company’s best interest. In addition, none of the Board members objected to the above Compensation.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to amend the annual cash retainer of the Eligible Directors, as set forth in Proposal No. 4 of the Proxy Statement.”

The compensation of each director shall be voted separately.

Since the amended terms of Annual Cash Retainer of the Eligible Directors exceeds the limitations in the Policy, the affirmative vote of a Special Majority (as defined in this proxy statement), is required for each director separately.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 5

APPROVAL OF A GRANT OF OPTIONS TO CERTAIN DIRECTORS

On May 14, 2019, the Compensation Committee and the Board of Directors approved, and recommend to the Company’s shareholders to approve, a grant of options to Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Roni Kleinfeld, Mr. Avraham Nahmias, Mr. Eliyahu Yoresh, Mr. Simon Anthony Fried and Mr. Avi Reichental, as set forth in Exhibit B attached hereto (the “Equity Grant”). The Equity Grant was determined, among others, upon the advice of the Consultant and upon the Benchmarks performed by such Consultant. The Compensation Committee and the Board of Directors have noted that the Equity Grant for the above mentioned directors is in accordance with the terms of the Policy.

2 The proposed Annual Cash Retainer, shall replace the compensation terms disclosed in Proposal No. 2 of the Proxy Statement, upon the approval of this Proposal No. 4.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, subject to their re-appointment as directors, to grant Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Roni Kleinfeld, Mr. Avraham Nahmias, Mr. Eliyahu Yoresh, Mr. Simon Anthony Fried and Mr. Avi Reichental, options to purchase Ordinary Shares, as set forth in Exhibit B to the Proxy Statement.”

The election of each director shall be voted upon separately.

The approval of this proposal, as described above, requires the affirmative vote of a Simple Majority (as defined in this proxy statement), is required for each director separately.

The Board of Directors unanimously recommends a vote FOR the above proposal.

PROPOSAL 6

APPROVAL OF A GRANT OF OPTIONS TO MR. AMIT DROR, THE COMPANY’S CHIEF EXECUTIVE OFFICER AND DIRECTOR

Following the approval of the Company’s Compensation Committee and Board of Directors, the shareholders of the Company are requested to approve a grant of options to Mr. Amit Dror, the Company’s Chief Executive Officer and director, to purchase 1,146,000 of the Company’s Ordinary Shares, subject to the Plan, and which is compliant with the Policy. The exercise price of such options will be NIS 0.5532 ($0.1547) per share, calculated according to the average closing price of the Company’s Ordinary Shares on TASE during the last 30 trading days prior to the date of the approval by the board of directors. The options will have a vesting period of three years, with 1/3 of the options vested after one year, and the remaining 2/3 of the options will vest on a quarterly basis over the remaining two years. The options shall expire after four years from the vesting date of each tranche. In the event that Mr. Dror ceases to serve in his role as the Company’s Chief Executive Officer, all of the unvested options shall expire immediately, and all vested options shall remain exercisable for a period of 90 days.

As the Company’s Chief Executive Officer, Mr. Dror is entitled to a gross monthly salary of approximately NIS 37,000 and was previously granted options to purchase 275,000 of the Company’s Ordinary Shares, which was approved by the Company’s shareholders on December 31, 2017.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to grant Mr. Amit Dror options to purchase 1,146,000 of the Company’s Ordinary Shares as set forth in the Proxy Statement.”

The approval of this proposal, as described above, requires the affirmative vote of a Special Majority (as defined in this proxy statement).

The Board of Directors unanimously recommends a vote FOR the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT. Shareholders who hold shares of the Company through members of the Tel Aviv Stock Exchange and who wish to participate in the Meeting, in person or by proxy, are required to deliver proof of ownership to the Company, in accordance with the Israeli Companies Regulations (Proof of Ownership of a Share For Purposes of Voting at General Meetings), 5760- 2000. Such shareholders wishing to vote by proxy are requested to attach their proof of ownership to the enclosed proxy.

Proxies and all other applicable materials should be sent to the Company’s office at Ilan Ramon 2, Ness Ziona.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, we file reports and other information with the United States Securities and Exchange Commission (the “SEC”) Shareholders may read and copy any document we file at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C. 20549.

Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. All documents which we will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov. As a Dual Company (as defined in the Israeli Companies Regulations (Concessions for Public Companies Traded on Stock Markets Outside of Israel), 4760- 2000) we also file reports with the Israel Securities Authority. Such reports can be viewed on the Israel Securities Authority website at http://www.magna.isa.gov.il and the Tel Aviv Stock Exchange website at http://www.maya.tase.co.il.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Annual and Extraordinary General Meeting of Shareholders and the Proxy Statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTER SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED MAY 29, 2019. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN MAY 29, 2019, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

NANO DIMENSION LTD.

Yael Sandler, Chief Financial Officer

Exhibit A

Nano Dimension Ltd. Employee Stock Option Plan (2015)

Exhibit B

Terms of Equity Grant of Certain Directors

1.	The proposed Equity Grant of each of Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Roni Kleinfeld, Mr. Avraham Nahmias, Mr. Eliyahu Yoresh and Mr. Simon Anthony Fried are as follows:

Issuance of options to purchase up to 318,000 of the Company’s Ordinary Shares (such number equals to approximately 0.18% of the Company’s outstanding share capital as of the date hereof). Such options are issued at an exercise price of NIS 0.5532 ($0.1547) per share, calculated according to the average closing price of the Company’s Ordinary Shares on TASE during the last 30 trading days prior to the date of the approval by the board of directors, and the vesting schedule and other terms thereof will be as set forth in the Plan3.

2.	The proposed additional terms of compensation of Mr. Avi Reichental are as follows:

Issuance of options to purchase up to 637,000 of the Company’s Ordinary Shares (such number equals to approximately 0.36% of the Company’s outstanding share capital as of the date hereof). Such options are issued at an exercise price of NIS 0.5532 ($0.1547) per share, calculated according to the average closing price of the Company’s Ordinary Shares on TASE during the last 30 trading days prior to the date of the approval by the board of directors, and the vesting schedule and other terms thereof will be as set forth in the Plan.4

3 In addition to the foregoing terms of compensation, Mr. Simon Anthony Fried shall continue to receive his current compensation as an officer of the company, which is $170,000 per year. As of June 8, 2019, Mr. Anthony Fried shall receive a compensation of NIS 36,600 per month.

4 In addition to the foregoing terms of compensation, Mr. Avi Reichental shall continue to receive his current compensation as the chairman of the board of directors, which is $10,000 per month.

NANO DIMENSION LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints, Mr. Amit Dror, Chief Executive Officer, Ms. Yael Sandler, Chief Financial Officer and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Nano Dimension Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual and Extraordinary General Meeting of Shareholders (the “Annual and Extraordinary Meeting”) to be held at the offices of the Company’s counsel Zysman, Aharoni, Gayer & Co. at “Beit Zion,” 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 6578401, Israel, on July 3, 2019, at 12:00 p.m. Israel time, and at any adjournments or postponements thereof, upon the following matter, which is more fully described in the Notice of Annual and Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Annual and Extraordinary Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF NANO DIMENSION LTD.

July 3, 2019

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To appoint Somekh Chaikin (a member of KPMG Global) as the Company’s independent registered public accounting firm for the year ending December 31, 2019, and until the next annual general meeting, and to authorize the Company’s Board of Directors to determine their compensation.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

2.	To re-appoint Mr. Simon Anthony-Fried, Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Amit Dror, Mr. Roni Kleinfeld, Mr. Avraham Nahmias, Mr. Avi Reichental, and Mr. Eliyahu Yoresh as directors of the Company until the next annual general meeting or until they cease to serve in their office in accordance with the provisions of the Company’s Articles of Association or any law, whichever is the earlier, and to approve their compensation terms as set forth in Proposal No. 2 of the Proxy Statement:

a.	To re-elect Mr. Simon Anthony-Fried to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To re-elect Mr. Ofir Baharav to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To re-elect Ms. Irit Ben-Ami to serve as a director and to approve her compensation terms as set forth in Proposal No. 2 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To re-elect Mr. Amit Dror to serve as a director.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To re-elect Mr. Roni Kleinfeld to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

f.	To re-elect Mr. Avraham Nahmias to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

g.	To re-elect Mr. Avi Reichental to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

h.	To re-elect Mr. Eliyahu Yoresh to serve as a director and to approve his compensation terms as set forth in Proposal No. 2 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

3.	To approve the Nano Dimension Ltd. Employee Stock Option Plan (2015), as set forth in Exhibit A to the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

4.	To amend the annual cash retainer of the Eligible Directors, as set forth in Proposal No. 4 of the Proxy Statement:

a.	To amend the annual cash retainer of Mr. Ofir Baharav as a director, as set forth in Proposal No. 4 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	To amend the annual cash retainer of Ms. Irit Ben-Ami as a director, as set forth in Proposal No. 4 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	To amend the annual cash retainer of Mr. Roni Kleinfeld as a director, as set forth in Proposal No. 4 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	To amend the annual cash retainer of Mr. Avraham Nahmias as a director, as set forth in Proposal No. 4 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	To amend the annual cash retainer of Mr. Eliyahu Yoresh as a director, as set forth in Proposal No. 4 of the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

4.i. The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal. *

☐           CONFIRM

* According to Israeli law, your vote will not be counted in the required majority to approve this proposal if you do not confirm that you are not a controlling shareholder and do not have a personal interest in this proposal.

5.	Subject to their re-appointment as directors, to grant Mr. Ofir Baharav, Ms. Irit Ben-Ami, Mr. Roni Kleinfeld, Mr. Avraham Nahmias, Mr. Eliyahu Yoresh, Mr. Simon Anthony Fried and Mr. Avi Reichental, options to purchase Ordinary Shares, as set forth in Exhibit B to the Proxy Statement.

a.	Subject to his re-appointment as a director, to grant Mr. Ofir Baharav options to purchase Ordinary Shares, as set forth in Exhibit B to the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

b.	Subject to her re-appointment as a director, to grant Ms. Irit Ben-Ami options to purchase Ordinary Shares, as set forth in Exhibit B to the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

c.	Subject to his re-appointment as a director, to grant Mr. Roni Kleinfeld options to purchase Ordinary Shares, as set forth in Exhibit B to the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

d.	Subject to his re-appointment as a director, to grant Mr. Avraham Nahmias options to purchase Ordinary Shares, as set forth in Exhibit B to the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

e.	Subject to his re-appointment as a director, to grant Mr. Eliyahu Yoresh options to purchase Ordinary Shares, as set forth in Exhibit B to the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

f.	Subject to his re-appointment as a director, to grant Mr. Simon Anthony Fried options to purchase Ordinary Shares, as set forth in Exhibit B to the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

g.	Subject to his re-appointment as a director, to grant Mr. Avi Reichental options to purchase Ordinary Shares, as set forth in Exhibit B to the Proxy Statement.

☐           FOR           ☐           AGAINST           ☐           ABSTAIN

6.	To grant Mr. Amit Dror options to purchase 1,146,000 of the Company’s Ordinary Shares as set forth in the Proxy Statement.

☐           FOR            ☐           AGAINST           ☐           ABSTAIN

6.i. The undersigned confirms that the undersigned is not a controlling shareholder and does not have a personal interest (as such terms are defined in the Israeli Companies Law and in the Proxy Statement) in the approval of the proposal. *

☐           CONFIRM

* According to Israeli law, your vote will not be counted in the required majority to approve this proposal if you do not confirm that you are not a controlling shareholder and do not have a personal interest in this proposal.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual and Extraordinary Meeting or any adjournment or postponement thereof.

_____________;	_____________	_____________, 2019
NAME	SIGNATURE	DATE

_____________;	_____________	_____________, 2019
NAME	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.